September 2, 2005

United States

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 7010

Attention:  Carmen Moncada-Terry

Re:

EGPI Firecreek, Inc.

Registration Statement on Form SB-2

Filed August 25, 2005

File No. 333-127827

Dear Ms. Moncada-Terry:

On behalf of EGPI Firecreek, Inc. (the “Company”), please find electronically transmitted herewith changes to the Company’s filing in response to your comments dated September 1, 2005.  This response letter has been numbered to coincide with your comment letter.

General

Comment:

1.

We note that on page 35 of your Form SB-2 you state that you have tendered a Memorandum of Understanding covering the Antelat Field, located in Libya, and you discuss contacts going back "several years" with an entity that has a representative office in Libya.  We also note that you stated in your 10QSB for the quarterly period ended September 20, 2004, that Firecreek Petroleum, Inc. (FPI) and its wholly owned subsidiary Firecreek Petroleum Romania, Sri.  "have been engaged in developing oil and gas projects and acquisitions overseas in…Libya…and the Sudan"; in your 8-K for August 8, 2004, filed August 23, 2004, you disclosed a joint venture between FPl and two other entities, created "to undertake "an aggressive petroleum acquisition and development program in…Libya…and Sudan."; and in your 8-K/A for August 8, 2004, filed September 10, 2004, you disclosed that persons representing you and the joint venture were engaged in contract finalization talks and/or petroleum acquisition and development programs in Libya and Sudan.

In light of the fact that Libya and Sudan have been identified by the U.S. State Department as state sponsors of terrorism; Sudan is subject to economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control; and Libya was subject to OFAC-administered economic sanctions until September 21, 2004, please describe for us the nature and extent of your contacts with Libya and Sudan and/or entities in Libya and Sudan, including the dollar amount expended or invested to date in connection with your acquisition and development programs in those countries. Please provide us with your view as to whether your contacts with Libya and/or Sudan, individually or in the aggregate, constitute a material investment risk for your security holders.

In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company's reputation and share value, that a reasonable investor would deem important in making an investment decision.  In this regard, we note that legislation requiring divestment or reporting of interests in companies that do business with U.S., designated state sponsors of terrorism has been adopted by Arizona and Louisiana.  Legislation requiring divestment or reporting of interests in companies that do business with Sudan recently has been proposed by several other U.S. states, and adopted by Illinois and New Jersey.

Response:

 Libya

The Company’s contacts with Libya, for all purposes, have followed U.S. State Department and U.S. Treasury Department Office of Foreign Asset Control rules and regulations.

The Company’s disclosure in its Securities and Exchange Commission (“SEC”) filings as indicated in the comment above was provided in the spirit of Regulation FD, which the Company feels was appropriate at the time. However, the Company has expended no funds for acquisition and development of oil and gas field projects in Libya.  The Company has expended less than $100,000 USD for two (2) trips to Tripoli, Libya after the embargo on travel to Libya was lifted by the U.S. Government. During the second trip in April, 2004, a Memorandum of Understanding (MOU) for rehabilitation and development of certain oil fields was presented to the Libyan National Oil Company for review.  The MOU has not been approved as of the date of this letter and no further trips have been made to Libya. The Company, including The Sahara Group joint venture, is neither in negotiations nor has any contract in place in connection with the acquisition and development program in Libya. The Company had no contacts or contracts in Libya and has spent no money in Libya prior to the lifting of the sanctions.

Dr. Mousa Hawamdah, a director of the Company since July 1, 2004, has been a Libyan Political Envoy since July, 1, 2004 and is the President and significant shareholder of GAMA Oil and Gas, Inc., an Ottawa, Canada corporation that is qualified to conduct business in Libya. The Company believes that GAMA does not maintain an office in Libya; however, Dr. Mousa lives and works in Libya. Dr. Mousa was born in Libya and became a U.S. citizen in 1982. The Company has provided this disclosure in its registration statement and other filings with the SEC, as applicable.

The Company does not consider the expenses incurred for Libyan travel to be material to the well-being of the Company, and does not believe that the Company’s contacts with Libya constitute a material risk to the Company’s investors.

Sudan

The Company has declined to do business in Sudan and has expended no funds for acquisition and development of oil and gas field projects in Sudan.

The Company received two requests to review projects in the Sudan. The first in 2004 came from our International Joint Venture partner, The Sahara Group. The Company was asked to meet with the Sudan Energy Minister in Istanbul, Turkey but declined this meeting because of humanitarian, legal and political reasons.

The Company’s second request came from one of its primary funding groups, UK-based Tirion Group. The Company met with a representative of Masefield Energy Services, Ltd., a London, England based entity, to discuss joining an aggressive acquisition and development program in Sudan. The Company again declined to participate because of humanitarian, legal and political reasons and has had no further discussions or contacts with any company doing business in Sudan. Moreover, the Company has never met with any representative, official, or other person of the Government of Sudan.

The Company does not feel that these requests constitute a material risk to the Company’s investors and the Company has no intentions to establish contacts in Sudan

Selling Securityholders, page 65

Comment:

2.

Please note that we generally take the position that an equity-line financing is an indirect primary offering by the company. As a result, an investor in such financing should be identified as an underwriter in the registration statement.

Response:

We have made the revisions required by this comment. Please see the cover page and the Selling Securityholders and Plan of Distribution sections.

Transaction with Dutchess, 68

Comment:

3.

Your description of the equity line arrangement does not clearly set out the material terms. In this regard, we note that you do not include an adequately defined pricing period. Please revise.

Response:

We have made the revisions required by this comment. Please see pages 7 and 64.

Plan of Distribution, page 69

Comment:

4.

We note that the selling securityholders may engage in short sales. Discuss in your risk factor section the effects of short selling on the company's market price.

Response:

We have added in the risk factor section the effects of short selling on the Company’s market price. Please see page 17.

The Company believes that they have responded to all of the Staff’s comments.  If you have any questions or anything that I can do to facilitate your review, please let me know.  The Company would like to file its Amendment  No. 1 and go effective as soon as possible.  Your anticipated cooperation is greatly appreciated.

Sincerely,

\s\Arthur S. Marcus, Esq.

Arthur S. Marcus, Esq.